Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Talkspace Delivers Strong Q1 2021 Operational and Financial Results

Q1 Net revenue grew 144% year-over-year to $27 million

Q1 Total active members grew more than 110% year-over-year to approximately 60,000

B to B business reached over 55 million eligible lives as of May 1, 2021

Hudson Executive Investment Corp & Talkspace are working towards closing the transaction in Q2 2021

NEW YORK, May 18, 2021 (GLOBE NEWSWIRE) — Talkspace, a leading behavioral healthcare company enabled by a purpose-built technology platform, today provided business and financial updates for the first quarter ended March 31, 2021. Net revenue was $27.2 million in the first quarter of 2021, growing 144.2% from the first quarter of 2020. Total active members grew more than 110% over the same period. As of May 1, 2021, Talkspace’s B to B business reached over 55 million eligible lives.

Oren Frank, Co-founder and CEO of Talkspace, said, “In the first quarter of 2021 we built on the momentum established in 2020. We focused on enterprise growth, continued to build our consumer brand and further scaled our business to deliver strong operating results.”

“Our first quarter growth affirms our belief that both individuals and employers’ attitudes towards mental health are shifting as Americans continue to seek care in record numbers. We remain committed to our mission of expanding access to care, leading innovation and disruption in the behavioral health delivery system by leveraging our purpose-built technology to achieve improved clinical outcomes.”

First Quarter 2021 Highlights

•	Net revenue of $27.2 million during the first quarter of 2021, compared to $11.1 million for the first quarter of 2020.

•	Reaffirm net revenue guidance of $125 million for the full year 2021.

•

Executed on B2B growth strategy, adding a combined 32 million eligible lives between April 1, 2020 and March 31, 2021. Enterprise clients increased to over 90 as of March 31, 2021, from 25 clients as of March 31, 2020.

•	Continued expansion of B2C subscriber base. Active members increased to approximately 35,000 as of March 31, 2021, compared to approximately 22,000 active members as of March 31, 2020.

•	Received two multi-year grant awards from the National Institute of Mental Health to research strategies for enhancing digital behavioral healthcare.

The following table summarizes the Company’s performance during the first quarter of 2021, compared to the same prior-year period (amounts in thousands, except percentages):

	Quarter Ended March 31,		Period-Over-Period
	2021	2020	Growth
Number of B2B eligible lives at period end	41,821	9,569	337.0%
Total number of active members at period end	60.3	28.6	110.8%
Net revenue	$27,157	$11,120	144.2%
Gross profit	17,343	5,710	203.7%
Gross margin %	63.9%	51.3%	12.6%
Operating expenses	29,900	13,637	119.3%
Net loss	(12,738)	(7,900)	(61.2%)
Adjusted EBITDA[1]	($10,582)	($7,508)	(40.9%)

[1]	Non-GAAP Financial Measure

Key Business Metrics

Active Members: We consider members “active” (i) in the case of our B2C members, commencing on the date such member initiates contact with a provider on our platform until the term of their monthly, quarterly or bi-annual subscription plan expires, unless terminated early, and (ii) in the case of our B2B members, if such members have engaged on our platform during the preceding 25 days, such as sending a text, video or audio message to, or participating in a video call with, a provider, completing a satisfaction or progress report survey or signing up for our platform.

B2B Eligible Lives: Talkspace considers B2B lives “eligible” if such persons are eligible to receive treatment on the Talkspace platform, in the case of its enterprise clients, for free when their employer is under an active contract with Talkspace, or, in the case of health plan clients, at an agreed upon reimbursement rate through insurance under an employee assistance program or other network behavioral health paid benefit program.

Non-GAAP Financial Measures

In addition to Talkspace’s financial results determined in accordance with GAAP, management believes adjusted EBITDA, a non-GAAP measure, is useful in evaluating Talkspace’s operating performance. Talkspace uses adjusted EBITDA to evaluate its ongoing operations and for internal planning and forecasting purposes. Talkspace believes that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its business, results of operations or outlook. Talkspace believes that the use of adjusted EBITDA is helpful to its investors as it is a metric used by management in assessing the health of its business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in Talkspace’s industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for this non-GAAP financial measure to net loss, the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review Talkspace’s GAAP financial measure and the reconciliation of its non-GAAP financial measure to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate its business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that Talkspace’s management uses to assess its operating performance. Because adjusted EBITDA facilitates internal comparisons of Talkspace’s historical operating performance on a more consistent basis, management uses this measure for business planning purposes and in evaluating acquisition opportunities.

Talkspace calculates adjusted EBITDA as net loss adjusted to exclude (i) interest and other expenses (income), net, (ii) tax benefit and expense, (iii) depreciation and amortization (iv) stock-based compensation expense and (v) business combination and other financing expenses.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
(in thousands)	2021	2020
Net loss	$(12,738)	$(7,900)
Add:
Depreciation and amortization	462	18
Financial expenses (income), net	173	(30)
Taxes on income	8	3
Stock-based compensation	1,513	401

Adjusted EBITDA	$(10,582)	$(7,508)

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Talkspace’s adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as management calculates the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future Talkspace will incur expenses similar to the adjustments described herein. Talkspace’s presentation of adjusted EBITDA should not be construed as an inference that its future results will be unaffected by these expenses or any unusual or non-recurring items. Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating Talkspace’s performance, you should consider adjusted EBITDA alongside other financial performance measures, including its net loss and other GAAP results.

About Talkspace

Talkspace is a leading healthcare company enabled by a purpose-built technology platform. As a digital healthcare company, all care is delivered through an easy-to-use and fully encrypted web and mobile platform, consistent with HIPAA and other state regulatory requirements.

Today, the need for care feels more urgent than ever, and when seeking treatment, whether it’s psychiatric, adolescent, or couples therapy, Talkspace offers treatment options for almost every need. With Talkspace, members can send their dedicated therapists text, video, and voice messages anytime, from anywhere, and engage in live video sessions. As of May 2021, over 2 million people have used Talkspace, and over 55 million lives were covered for Talkspace through insurance and employee assistance programs or other network behavioral health paid benefit programs.

On January 13, 2021, Talkspace announced that it entered into a definitive merger agreement with Hudson Executive Investment Corp. (NASDAQ: HEC, HECCU, HECCW). The parties are working towards a close in Q2 2021.

Contacts

For Media:

SKDK

John Kim

310-997-5963

jkim@skdknick.com

For Investors:

Westwicke, an ICR Company

Bob East / Jordan Kohnstam

443-213-0500

TalkspaceIR@westwicke.com

Additional Information and Where to Find It

This press release relates to a proposed transaction between Talkspace and Hudson Executive Investment Corp. (“HEIC”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC has filed a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, and the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on The Nasdaq Stock Market, (x)

the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.